UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 9, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: RULES OF THE ANGLOGOLD ASHANTI LONG TERM INCENTIVE PLAN

RULES OF THE
ANGLOGOLD ASHANTI LIMITED
LONG TERM INCENTIVE PLAN 2005

APPROVED BY SHAREHOLDERS AT A GENERAL MEETING
ON 11 MARCH 2013

1
CONTENTS

RULES OF THE ANGLOGOLD ASHANTI LIMITED
LONG TERM INCENTIVE PLAN 2005

PURPOSE OF THE PLAN:

The purpose of the Plan is to reward executives and selected senior managers for their contribution to the long-term success of the Company, by achieving performance superior to the Company's competitors and a generation of value for shareholders, through the granting of “conditional” shares.
1
DEFINITIONS AND INTERPRETATION
1.1    In this Plan, the following words and expressions shall have, where the context so admits, the meanings set forth below.
“Appropriate Period”
The period specified below (provided that if more
than one period applies, the relevant period is the
last period to expire):
(i)        in a case falling within Rule 8.1, six months
starting on the date on which the relevant
person makes an offer to obtain Control
of the Company;
(ii) in a case falling within Rule 8.4, one
month starting on the date on which the
court sanctions the compromise or
arrangement; and
(iii) in a case falling within Rule 8.3, four
weeks starting on the date on which the
relevant person becomes so bound or
entitled;
“Award”
An Award granted under the terms of the Plan;
“Award Period”
The period starting on the Date of Grant and ending
on the Vesting Date;
“Bad Leaver”
Where a Participant’s services are terminated by
virtue of the Participant’s termination of services,
resignation, dismissal or other reasons outside the

Good Leaver definition;
“Board”
The board of directors for the time being of the
Company or a duly authorised Committee thereof;
“Committee”
Either:
(A)  in relation to the grant of Awards to executive
directors of the Company, the Remuneration
Committee; or
(B)  in relation to the grant of Awards to other
employees, such other duly authorised
committee of the Board as may be appointed
from time to time;
“Closing Price”
The closing price as defined in the JSE Listings
Requirements as amended from time to time. This
price is currently defined as the price determined by
and disseminated by the JSE based firstly on the
uncrossing price of the closing auction, or, failing
which, the volume weighted average price of the last
10 minutes of trade prior to the closing auction, or
failing which, the last automated trade price;
“Company”
AngloGold Ashanti Limited incorporated and
registered in South Africa (under registration no
1944/017354/06);
“Compliance Officer”
“Companies Act”
The compliance officer appointed by the Company
in respect of this Plan in accordance with section
97(1) of the Companies Act;
The Companies Act 71 of 2008 as amended, or any
law that may replace it wholly or in part from time to
time;
“Control”
The meaning ascribed thereto in the Takeover

Regulations under Chapter 5 of the Companies
Regulations, promulgated under GN R351 of 26
April 2011;
“Date of Grant”
The date on which an Award is granted;
“Dealing Day”
Any day on which the JSE is open for the
transaction of business;
“Eligible Employee”
Any person who at the Date of Grant is:
(A)  an employee of an Employer, who is not a
director; or
(B)  an executive director of an Employer who
devotes substantially the whole of his working
time to the business of the relevant Employer
(but for the avoidance of doubt shall exclude a
non-executive director of the Company). 14.1(a);
14.4; 14.5
“Employer”
A Participating Company that is the employer of the
relevant Eligible Employee from time to time;
“Financial Year”
A financial year of the Company;
“Good Leaver”
A Participant who ceases to be employed by an
Employer on a no fault basis through injury, illness,
disability, operational requirements, retrenchment,
retirement, early retirement, Qualified Retirement,
death and/or transfer or sale of the undertaking
where he is employed;
“Grant Period”
The period commencing on the second Dealing Day,
or such later date at the discretion of the Grantor,
which date shall not exceed 42 days after any of the
following events:

(A)    the day on which the Plan is adopted by the
Company;
(B)    the day on which the Company makes an
announcement of its results for the last
preceding Financial Year, half-year or other
period;
(C)    any day on which the Grantor resolves that
circumstances exist which justify the grant of
Awards;
(D)    any day on which any change to any relevant
legislation affecting employees’ share
schemes is proposed or made;
(E)     the date of commencement of an Eligible
Employee’s employment with a Participating
Company provided that the Eligible Employee
is not already employed by a Participating
Company, but only in respect of that Eligible
Employee;
PROVIDED THAT if by reason of any primary
or secondary legislation, regulation or
government directive or by reason of any
agreement to which the Company is or may be
a party, the Grantor is restricted from granting
Awards under the Plan during the period
specified above, the relevant Grant Period
shall commence on the second Dealing Day,
or such later date at the discretion of the
Grantor, which date shall not exceed 42 days,
after the restriction is lifted;
“Grantor”
The Committee (acting on behalf of the Company or

the relevant Employer, as the case may be) or the
Board or the Trustees acting on the recommendation
of, or with the consent of, the Committee, as the
case may be;
“Group Member”
A Participating Company or a body corporate which
is the Company’s holding company or a Subsidiary
of the Company’s holding company;
“ITASA”
The South African Income Tax Act No. 58 of 1962;
“JSE”
JSE Securities Exchange South Africa or any
successor body carrying on the business of a
securities exchange;
“JSE Listings
Requirements”
The Listings Requirements as amended from time to
time by the JSE, whether by way of practice notes or
otherwise;
“Market Value”
In relation to a Share on any day if and so long as
the Share is listed on the JSE, its Closing Price for
the immediately preceding Dealing Day;
“Participant”
Any Eligible Employee to whom an Award has been
granted or (where the context so admits) the
personal representative of any such person, the cost
of which shall be borne by the relevant Employer;
14.1(a); 14.5
“Participating Company”
(A) The Company; and
(B) Any other company which is under the Control
of the Company and is a Subsidiary of the
Company except one which the Grantor has
designated shall not be a Participating
Company;

“Plan”
The AngloGold Ashanti Limited Long Term
Incentive Plan 2005 in its present form or as from
time to time amended in accordance with the
provisions hereof;
“Qualified Retiree”
Any Participant who ceases to be employed by an
Employer as a result of Qualified Retirement;
“Qualified Retirement”
Retirement by a Participant, either at the request
of the Participant or by the mutual agreement with
the Employer, provided that the following
conditions are met:
(a) The Participant is a member of the
executive committee of the Company; and
(b) The Participant is at least 55 years of age;
and
(c) The Retirement is approved by the
Remuneration Committee and any
conditions imposed by the Remuneration
Committee are fulfilled by the Participant;
“Remuneration Committee”
The remuneration committee of the Company
acting as an authorised Committee of the Board
and on behalf of all Participating Companies,
which consists of non-executive directors only;
14.4
“Retirement”
Retirement on or after the Participant’s
contractual retirement date;
“Rules”
The rules of the Plan as amended from time to
time;
“Salary”
The amount of the Participant’s basic annual cash
pay, excluding all other cash and non–cash

benefits for which such Participant may qualify,
payable to him by the Participating Companies as
at the Date of Grant;
“Share”

A fully paid ordinary share in the capital of the
Company;
“Stay Award”
A Bonus Share Award made to a Participant
during or in relation to a Stay Period;
“Stay Period”
The period for which a Participant agrees to
remain in the employ of an Employer in respect of
a Stay Award;
“Subsidiary”
The meaning given by Section 3 of the
Companies Act;
“Takeover Regulations”
Fundamental Transactions and Takeover
Regulations (regulations 81 to 122) under
Chapter 5 of the Companies Regulations, 2011
promulgated under GN R351 of 26 April 2011;
“Tax Liability”
A liability to account for any tax, national
insurance, social security or other levy for which
the Participant entitled to the Award is liable in
respect of an Award by the Company or any
Group Member (“the Relevant Company”),
whether by reason of grant, vesting, exercise or
otherwise and including for the avoidance of
doubt, any liability arising after termination of a
Participant’s employment for whatever reason
and which may arise or be incurred in any
jurisdiction whatever, and by the law of the same
jurisdiction may or shall be recovered from the
person entitled to the Award;

“Trustees”
The trustee or trustees for the time being of any
employee benefit trust established for the benefit
of all or substantially all of the Eligible Employees
which, for the avoidance of doubt, excludes any
executive directors; 14.4
“Vesting Date”
The third anniversary of the Date of Grant or such
other later or earlier date as is determined by the
Grantor, after considering recommendations of
the relevant Employer, at the Date of Grant.
1.2    Words and expressions not otherwise defined herein have the same meaning they have in ITASA.
1.3    Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.
1.4    Reference in the Rules of the Plan to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and shall include any regulations made thereunder.
1.5    The headings in the Rules of the Plan are for the sake of convenience only and should be ignored when construing the Rules.
2
GRANT OF AWARDS
2.1    The Grantor, after considering recommendations of the relevant Employer, may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. The number of Awards to be granted will be determinable by dividing the value of the proposed Award to be granted by the
Closing Price of the Shares trading on the JSE on the last Dealing Day prior to the
Date of Grant. No Award shall be granted to an Eligible Employee which would, at the Date of Grant, result in the Market Value (measured at the relevant Date of
Grant) of the Shares over which he has been granted Awards under the Plan in any
Financial Year exceeding 200% of Salary. 14.1(a); 14.1(f)

2.2   The value of Awards to be granted will be determined with reference to a specified percentage of an Eligible Employee’s basic salary based on the Eligible Employee’s grade. 14.1(f)
2.3    An Award grants a right to an Eligible Employee to acquire Shares on the specified
Vesting Dates subject to the satisfaction of performance conditions imposed pursuant to Rule 2.4 and continued employment. 14.1(f)
2.4    The Grantor may at the Date of Grant impose such condition or conditions on the vesting or exercise of the Award as it may determine. Such conditions must be, in the event that the Committee is not the Grantor, agreed by the Committee at the Date of
Grant. 14.1(f)
2.5    The grant of an Award or the delivery of any Shares following its vesting or exercise shall be subject to obtaining any approval or consent required under any applicable laws, regulations or governmental authority and the requirements of the JSE and any other recognised stock exchange on which the Shares are traded.
2.6    As soon as practicable after the grant of an Award, the Grantor (or the relevant
Employer acting on behalf of the Grantor) shall issue to each Participant a certificate evidencing the Award in such form as the Grantor may from time to time prescribe.
Such certificate must state: 14.1(f)
2.6.1 the Date of Grant;
2.6.2 the number of Shares over which the Award has been granted to the
Participant;
2.6.3 the condition or conditions imposed pursuant to Rule 2.4 on the vesting or exercise of the Award;
2.6.4 the first date on which any part of the Award vests or becomes capable of exercise and any subsequent dates on which any
remaining part of the Award vests or becomes capable of exercise;
2.6.5 the date on which the Award will lapse pursuant to Rules 7.1.1, 7.1.2 or 7.1.3 or any earlier date on which the Grantor determines that the
Award should lapse;

2.6.6 whether or not the Participant is entitled to receive any dividends which are paid in respect of the Shares subject to the Award during the Award Period or dividend equivalents, or whether or not any such dividends will be re-invested (either gross or net) in further Shares to be subject to the terms applying to the Award;
2.6.7 the form in which the Award is made in accordance with Rule 2.8;
and
2.6.8 whether the Bonus Share Award is a Stay Award, and if so, the Stay
Period.
2.7    No payment by the Participant shall be required on the grant of an Award. 14.1(d)(i)
2.8    Subject to the vesting of an Award or the rights of exercise by the Participant’s personal representatives pursuant to Rule 4.3, every Award shall be personal to the
Participant to whom it is granted and shall not be transferable or in any way alienable without the prior written agreement of the Grantor and such transfer shall be subject to such conditions as the Grantor may prescribe at that time. 14.1(e)
2.9    A Participant may surrender his Award in whole or in part within the period of 30 days immediately following the Date of Grant and if an Award, or any part of an Award, is so surrendered, it shall be deemed for all purposes not to have been granted. . 14.3(f)
2.10   The Grantor, after considering the proposal and/or recommendations made by the relevant Employer, shall determine at the Date of Grant the form in which an Award is made and its full terms. An Award may take the form of any one of the following:
2.10.1  an option to acquire Shares, exercisable for a nil or nominal consideration;
2.10.2  an award of Shares, for nil or nominal consideration subject to restrictions;
2.10.3  a conditional right to receive Shares at no cost to the Participant; and
2.10.4  such other form which the Grantor considers has a substantially similar purpose or effect, whether the relevant Shares are procured by an Employer or issued by the Company pursuant to the costs thereof being borne by the relevant Employer.
2.11   The costs of an Award shall be borne by the relevant Employer of the Eligible
Employee. In this regard –

2.11.1  the Employer shall be obliged to compensate the Company or the Grantor for all costs associated with implementing this Plan;
2.11.2  the Company shall be entitled to seek recourse from an Employer in respect of the relevant Award to the extent that the relevant Shares or cash, as the case may be, are paid by the Company;
2.11.3  the Employer shall be obliged to pay the subscription price for the relevant
Share at Market Value to the extent that Shares are to be issued by the
Company.
3
NUMBER OF SHARES IN RESPECT OF WHICH AWARDS MAY BE GRANTED
3.1    Subject to Rule 14.1, the total number of Shares which may be allocated to Eligible
Employees under this Plan on any day shall not, when added to the aggregate of the number of Shares which have been allocated to Eligible Employees under the
Plan and any other employees’ share scheme adopted by the Company, exceed such number as represents 5 per cent of the ordinary share capital of the Company in issue immediately prior to that day. The said percentage equates to [17,000,000]
ordinary shares in the share capital of the Company as at 31 December 2009. In the event of a discrepancy between the number of Shares and the percentage of issued Shares it represents, the number of Shares shall prevail over the stated
percentage. 14.1(b)
3.2    Subject to Rules 2.1, 10.3 and 13.1, the total number of Shares that may be allocated to any individual Eligible Employee under this Plan and any other employees share plan adopted by the Company on any day shall not, when added to the aggregate of the number of Shares which have been allocated under this
Plan to that Eligible Employee, exceed 850,000 Shares, representing 0.25 percent
(being 5 per cent of 5 per cent) of the ordinary share capital of the Company at 31
December 2009. In the event of a discrepancy between the number of Shares and the percentage of issued Shares it represents, the number of Shares shall prevail over the stated percentage. 14.1(c)
3.3    In determining the above limits:
3.3.1    no account shall be taken of any Shares where the right to acquire such
Shares has lapsed without being exercised, including pursuant to Rule 2.8 above; 14.3(f); 14.12

3.3.2   no account shall be taken of any Shares where the right to acquire such
Shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company, for example, where Shares are purchased in the market. 14.9(c)
3.4    For the avoidance of doubt, references in this Rule 3 to the “allocation” of Shares shall mean, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employees’ share scheme, shall mean the commitment to issue Shares or the issue and allotment of Shares
(whichever is the earlier).
4
RIGHTS OF VESTING AND EXERCISE OF AWARDS
4.1   An Award save as provided in Rules 4.2, 4.3, 4.3A, 4.3B, 4.4, 4.5, 5, and 9 below:
4.1.1   shall not vest or be exercised before the Vesting Date; and
4.1.2   shall only vest or be capable of exercise to the extent that any conditions imposed under Rule 2.4 have been satisfied or waived.
4.2    Where a Participant ceases to hold office or employment with a Group Member on a no fault to the employee basis, i.e. they are a Good Leaver as a result of: 14.1(h)
4.2.1   injury, illness or disability;
4.2.2   operational requirements dismissal within the meaning of the Labour
Relations Act No. 66 of 1995 (or applicable equivalent legislation)
(retrenchment/ redundancy);
4.2.3   the company which employs him ceasing to be a Group Member;
4.2.4   Retirement or early retirement by agreement with the company which employs him; or
4.2.5   transfer or sale of the undertaking or part undertaking in which he is employed to a person who is not a Group Member;
then:
a)   any vested Award which was granted under Rule 2.10.1 may be exercised at any time during the period of six months following the date of cessation of employment (“the Exercise Period”);

b) any unvested Awards will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the Award Period. The Award to vest to the Participant will be determined by calculating the average percentage achievement of the previous two years agreed performance (based on the set performance conditions) and applying this to the Award. All unvested shares will lapse.
4.3    Where a Participant is a Good Leaver because he ceases to hold office or employment with a Group Member as a result of the death of the Participant any unvested Awards will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the Award Period.
Vesting will occur irrespective of the satisfaction of the performance condition; and
the Award in the case of death of the Participant may be exercised at any time during the period of twelve months following the date of cessation (“the Exercise
Period”). 14.1(h)
4.3    A Where a Participant is a Good Leaver because he is a Qualified Retiree, any Award held by him, whether vested or unvested, shall vest on the Vesting Date and continue to be exercisable until it lapses in terms of Rule 7, regardless of his
Qualified Retirement.
Provided that, in the event that the date upon which an Award held by a Qualified Retiree is to lapse falls within a period during which Rule 6 applies, the date upon which the
Award lapses shall automatically be extended to the date five (5) business days after the last day of that period. 14.1(h)
4.3B   Where a Participant has completed a Stay Period, if that Participant ceases to hold office or employment with a Group Member, any Stay Award held by him, whether vested or unvested, shall vest on the Vesting Date and continue to be exercisable until it lapses in terms of Rule 8, regardless of the termination of office or employment. Provided that the provisions of this clause 4.3B shall not apply to a
Stay Award a) if the termination of the Participant’s office or employment is by reason of dismissal for conduct, or b) if the Employer and the Participant agree that it will not apply, or c) if the Participant fails to hold office or employment for the Stay
Period. 14.1(h)

4.4    A Participant who ceases to hold office or employment with a Group Member by virtue of the participant’s termination of services being categorised as a Bad Leaver in the event of: 14.1(h)
4.4.1   Resignation, may exercise any vested Awards made pursuant to Rule 2.10.1 by no later than the date of cessation. Any Awards which have not vested at the date of such cessation will lapse at that time.
4.4.2   Where a Participant ceases to hold office or employment with a Group
Member by reason of termination of services by reason of the dismissal of the
Participant for misconduct, all his Awards (whether vested or not) will lapse in accordance with Rule 7.1.9.
4.5    In the event that Awards vest or become exercisable under Rule 4.2.4 and Rule 8, the provisions of Rule 8 shall prevail.
4.6    On vesting or exercise of Awards in accordance with Rule 4.2, 4.3, 4.3A, 4.3B or
4.5 the Grantor may, in consultation with the Participant, agree that instead of delivering Shares to the Participant, a cash payment shall be made to the
Participant’s personal representatives by the Employer (or in circumstances where the Company has paid same, by seeking compensation from the Employer) of a sum equal to the Market Value of the number of Shares over which the Award has vested or is exercised (as at the date of vesting or exercise as the case may be).
5
GENERAL PROVISIONS ON TERMINATION OF EMPLOYMENT
5.1    For the purpose of this Plan, no person shall be treated as ceasing to hold an office or employment with a Group Member by virtue of which that person is eligible to participate in the Plan until that person ceases to hold any office or employment with any Group Member.
5.2    For the purpose of this Plan, a woman on maternity leave will not cease to hold an office or employment with a Group Member until the earlier of the date on which she notifies her employer of her intention not to return or the date on which she ceases to have statutory or contractual rights to return to work.
6
RESTRICTION ON GRANT AND EXERCISE
No Award may be granted, vested, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with any provisions in the Companies Act or the provisions of the JSE Listings Requirements, as amended from time to time, or the Company’s policy in force from time to time, in relation to closed periods in respect of dealings in securities.
7
LAPSE OF AWARDS
7.1    Awards shall lapse upon the occurrence of the earliest of the following events:
7.1.1    for Awards made pursuant to Rule 2.10.1, the tenth anniversary of the Date of
Grant (unless the Grantor specifies any earlier date);
7.1.2    for Awards made pursuant to Rule 2.10.2, the fifth anniversary of the Date of
Grant (unless the Grantor specifies any other date);
7.1.3    for Awards made pursuant to Rule 2.10.3 or 2.10.4, the period specified by the Grantor at the Date of Grant under Rule 2.6.5;
7.1.4    the expiry of any of the periods specified in Rules 4.2, 4.3, 4.3A, 4.3B and
4.5.1 (save that if at the time the applicable period under Rules 4.2, 4.3A or
4.5.1 expires, and time is running under the period in Rule 4.3, the Award shall not lapse by reason of this Rule 7.1.4 until the expiry of the period specified in Rule 4.3);
7.1.5    the expiry of any of the periods specified in Rules 8.1, 8.3, 8.4 and 8.5 save where an Award is released in consideration of the grant of a New Award pursuant to Rule 8.6;
7.1.6    subject to Rule 8.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;
7.1.7    the Participant being deprived of the legal or beneficial ownership of the
Award by operation of law, or doing or omitting to do anything which causes him to be so deprived or being sequestrated;
7.1.8    the Participant purporting to transfer or dispose of the Award or any rights in respect of it other than as permitted under Rule 2.8;
7.1.9   the Participant ceasing to hold an office or employment by reason of the dismissal of the Participant for misconduct or giving or being given notice to terminate employment with a Group Member by reason of the dismissal of the Participant for misconduct; and 14.1(h)

7.1.10 the Participant retires from the Participating Company within twelve months from the Date of Grant. 14.1(h)
8
CHANGE OF CONTROL, REORGANISATIONS, WINDING UP AND TAKEOVER
14.1(g)
8.1    Subject to Rules 8.3, 8.6 and 8.10 below, if any person makes an offer to obtain
Control of the Company, Awards shall vest or be exercised within six months of the time when the person makes the offer to obtain Control of the Company and, if applicable, all condition subject to which the offer is made have been satisfied.
8.2    For the purpose of Rule 8.1 a person shall be deemed to have made an offer to obtain Control of the Company if he or he and others who act in concert (as defined by section 117(b) of the Companies Act) with him have together made an offer to obtain Control of it.
8.3    Subject to Rules 8.6 and 8.10, if any person becomes bound or entitled to acquire
Shares under Section 124 of the Companies Act (dealing with compulsory acquisitions of securities of minorities in affected transactions) and/or under Section
123 of the Companies Act (dealing with the mandatory offer and its terms), as read with any relevant provision of the Takeover Regulations, an Award will vest or be exercised within a period of four weeks beginning from the date on which that person becomes so bound or entitled.
8.4     Subject
to Rule 8.6, if –
8.4.1    under Section 114 of the Companies Act, a scheme of arrangement has been approved, subject to the requirements for approval in terms of section 115 of the Companies Act; or
8.4.2    under Section 155 of the Companies Act, a compromise is approved by the creditors of a Participating Company and sanctioned by the Court (if the
Participating Company applies for that compromise to be sanctioned by the
Court in terms of section 155(7) of the Companies Act),
the Participant will then, subject to Rule 8.10, be vested with the Award or, as the case may be, exercise the Award subject to the terms of this Rule 8.4 during a period of one month commencing on the date on which the scheme of arrangement or compromise is approved, or sanctioned by the Court, as the case may be.

8.5    If notice is duly given of a resolution for the voluntary winding-up of the Company, the Company shall give notice thereof to all Participants. Subject to Rules 8.6and
8,10, an Award will then vest or be exercised until the resolution is duly passed or defeated or the meeting concluded or adjourned sine die provided that any such exercise of an Award pursuant to this Rule 8.5 shall be conditional upon the said resolution being duly passed. If such resolution is duly passed all Awards shall, to the extent that they have not vested or been exercised, lapse immediately. 14.1(e)
8.6    If a company makes an offer to obtain Control of the Company in accordance with
Rule 8.1 or obtains Control of the Company under a scheme of arrangement or compromise approved and/or sanctioned by the Court under Section 114 (read with
Section 115) or Section 155 of the Companies Act, as the case may be, or becomes bound or entitled in accordance with Rule 8.3, any Participant may at any time within the Appropriate Period, by agreement with the relevant company, release any Award which has not lapsed (“the Old Award”) in consideration of the grant to him of an Award which is equivalent to the Old Award but relates to shares in a different company (whether the company which has made an offer, or obtained
Control of the Company itself or some other company) (“the New Award”).
8.7    For the purposes of Rule 8.6 the provisions of the Plan shall be construed as if:
8.7.1    the New Award was an Award granted under the Plan at the same time as the
Old Award;
8.7.2    except for the purpose of the definition of “Participating Company” in Rule 1 and the reference to “the Company” in Rule 14.2, the reference to AngloGold
Ashanti Limited in the definition of “the Company” in Rule 1 were a reference to the different company mentioned in Rule 8.6;
8.7.3    subject to Rule 8.7.4 any conditions specified pursuant to Rule 2.4 shall not apply; and
8.7.4    where Rule 8.8 applies, any conditions specified pursuant to Rule 2.4 shall apply in their original form unless the Grantor (or if the Grantor is not the
Committee, the Committee) determines in accordance with Rule 2.2.2 that it would be appropriate for such conditions to be varied or waived in full or in part.
8.8     Rules 8.1, 8.3 and 8.4 above shall not apply where:

8.8.1    the events form part of a scheme or arrangement whereby Control of the
Company is obtained by another company (“the Acquiring Company”);
8.8.2    immediately after the Acquiring Company obtains Control, the issued equity share capital of the Acquiring Company is owned substantially by the same persons who were equity shareholders of the Company immediately prior to the Acquiring Company obtaining Control; and
8.8.3    the Acquiring Company has agreed to grant new Awards in accordance with
Rule 8.6 in consideration for the release of any Awards which have not lapsed.
8.9    If the Company has been or will be affected by any dividend in specie, super dividend or other transaction which will adversely affect the current or future value of any Awards, the Grantor may, acting fairly, reasonably and objectively, allow all such Awards (but not some only) to vest or be exercised conditionally on such event happening. The Grantor will specify the period of exercise of such Awards in these circumstances. The Grantor will notify any Participant who is affected by this
Rule in accordance with Rule 13.1.
8.10   Where, during the Award Period, Rules 8.1, 8.3, 8.4 or 8.5 apply, the proportion of the Award that may vest or be exercised shall be determined by the Grantor in its absolute discretion having regard to:
8.10.1
the period of time that has elapsed between the Date of Grant of the Award and the date of the relevant corporate event referred to in the relevant Rule above, apportioned on a monthly basis; and
8.10.2
the extent to which the conditions imposed under Rule 2.2 have been satisfied measured over period from the Date of Grant to the date of the relevant corporate event referred to in the relevant Rule above.
9
MANNER OF VESTING AND EXERCISE
9.1    An Award in the form specified in Rule 2.10.1 may be exercised in whole or in part.
9.2    An Award in the form specified in Rule 2.10.1 may be exercised by the delivery in writing or in electronic format to the Company Secretary (as agent for the Grantor), or his duly appointed agent, of an Award certificate covering at least all the Shares over which the Award is then to be exercised, with the notice of exercise in the prescribed form duly completed and signed by the Participant (or by his duly authorised agent) to the Company (as agent for the Trustees where the Trustees have agreed to satisfy the Award) in respect of the Shares over which the Award is to be exercised, unless the Grantor determines that a different exercise procedure should apply.
9.3    If any conditions must be fulfilled before an Award may vest or be exercised, the delivery of the certificate shall not be treated as effecting the exercise of an Award unless and until the Grantor (or, where the Committee is not the Grantor, the
Committee) is satisfied that the conditions have been fulfilled. The Grantor (or, where the Committee is not the Grantor, the Committee) shall state whether the conditions have been fulfilled to its satisfaction as soon as practicable following the expiry of any performance period over which the fulfilment of conditions was to be measured or where a performance period is not relevant within 14 days of receipt of the documentation referred to above.
9.4    The effective date of exercise shall be the later of the date of delivery of the notice of exercise and the date that the Grantor (or, where the Committee is not the
Grantor, the Committee) states that the conditions imposed by Rule 2.4 have been fulfilled, if applicable. For the purposes of this Plan a notice of exercise shall be deemed to be delivered when it is received by the Company.
9.5    There shall be no consideration payable upon the Vesting or exercise of an Award.
14.1(d)(ii)
9.6    In the event that any Tax Liability becomes due on the vesting or exercise of an
Award, the Participant will be deemed to have given irrevocable instructions to the
Company’s brokers (or any other person acceptable to the Company) for the sale of sufficient Shares acquired on the vesting or exercise of the Award to realise an amount equal to the Tax Liability and the payment of that amount to the Relevant
Company, unless:
9.6.1    the Relevant Company decides in its absolute discretion to and is able to deduct an amount equal to the whole of the Tax Liability from the Participant’s net pay for the relevant pay period; or
9.6.2    the Participant has paid to the Relevant Company an amount equal to the Tax
Liability; or
9.6.3    the Grantor determines otherwise.

10
DIVIDENDS 14.1(e)
10.1   Participants may (to the extent not already entitled), at the discretion of the Grantor, receive dividends or dividend equivalents in respect of their Awards in such form as the Grantor at its discretion determines including, without limitation, the following:
10.1.1  a discretionary cash payment paid to a Participant, which is equal in value to the dividends (either gross or net value at the discretion of the Grantor) which would have been paid on an Award of actual Shares (equivalent to the number of Shares in respect of which the Award vests) during the Award
Period and treating such dividends as having been re-invested in Shares at the respective payment dates for the purposes of this calculation;
10.1.2  at the time the Award vests, an award of, or the grant of a nil cost option over, such number of Shares as could have been purchased if the dividends (gross or net value at the discretion of the Grantor) which would have been paid on an award of actual Shares (equivalent to the number of Shares in respect of which the Award vests) had been re-invested in Shares at the respective payment dates of the dividends which were paid during the Award Period.
10.2   For the avoidance of doubt, where an option is granted or Shares are awarded under Rule 10.1 above in respect of an Award, the definition of “Award” shall be where appropriate, interpreted in relation to such an Award to include such additional option or Shares.
10.3   For the further avoidance of doubt, any cash or Shares awarded under this Rule 10 shall not count towards the individual limits in Rule 3.
11
TRANSFER OF SHARES
11.1   Subject to Rule 11.3 Shares to be issued or transferred pursuant to the vesting or exercise of an Award shall be allotted or transferred to the Participant (or his nominee) within 30 days following the date of effective exercise or vesting of the
Award. Shareholder rights in respect of the Shares will acquired upon this allotment or transfer. 14.1(e)
11.2   Subject to Rule 11.3, the Grantor shall procure the transfer of any Shares to be transferred to a Participant (or his nominee) pursuant to the vesting or exercise of an Award within 30 days following the date of effective exercise of the Award, the cost thereof being borne by the relevant Employer of the Participant, or the former

Employer in the event that the Participant is a Qualified Retiree, or the provisions of
4.3B apply.
11.3  The allotment or transfer of any Shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.5 above.
11.4  The Company may, at its election, instruct the relevant Employer to settle the
Awards by purchasing or procuring the purchase of Shares in the market and requiring those Shares to be delivered to Participants on the Vesting or exercise of the Awards. 14.9(c)
11.5  Without prejudice to Rule 5.2, the Grantor, in its discretion, may determine at any time that a Participant who is vested in or who exercises his Award in accordance with Rules 4.2, 4.3, 4.4.1 or 4.5 of this Plan shall receive an amount in cash (rather than Shares) equal to the Market Value of the Shares over which his Awards have vested (as at the date of vesting) or his Awards are exercised (as at the date of exercise).
11.6  Shares issued pursuant to the Plan will rank in all respects with the Shares then in issue, except that they shall not rank for any right attaching to Shares by reference to a record date preceding the date of allotment. 14.1(e)
11.7  Without prejudice to Rule 10, if Shares are transferred pursuant to the Plan the
Participant shall not be entitled to any rights attaching to Shares by reference to a record date preceding the date of transfer. 14.1(e)
11.8  Shares will only be issued or purchased once a Participant to whom they will be allocated has been formally identified. 14.9(a)
11.9   Shares, or rights thereto, held in trust or by the Plan will only be sold once the employment of a Participant has been terminated or a Participant is deceased, or on behalf of a Participant once the Awards have vested or have been exercised.
14.9(b)
11.10 If and so long as the Shares are listed on the JSE, the Company shall apply for listing of any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.

12  ADJUSTMENTS
12.1  The number of Shares over which an Award is granted and the conditions of vesting or exercise (and where an Award has vested or has been exercised but no
Shares have been allotted or transferred pursuant to such vesting or exercise, the number of Shares which may be so allotted or transferred) shall be adjusted in such manner as the Grantor shall determine following any capitalisation issue, any offer or invitation made by way of rights, subdivision, consolidation, reduction, other variation in the share capital of the Company or any other exceptional event which in the reasonable opinion of the Grantor justifies such an adjustment. Such adjustment should give the Participant an entitlement to the same portion of the equity capital as that to which he was entitled prior to the occurrence of the relevant event or, if this is not possible due to the nature of the transaction, such adjustment should maintain the value of the Award and ensure that the value of the Award immediately after the relevant event is substantially equivalent to the value of the
Award immediately prior to the relevant event. 14.1(g), 14.3(a), (b)
12.2  The auditors of the Company shall confirm to the JSE in writing that any adjustments are in accordance with the provisions of the Plan. 14.3(d)
12.3  Any adjustments made under Rule 12 will be reported on in the Company’s annual financial statements in the year during which the adjustment is made. 14.3(e)
12.4  The issue of Shares as consideration for an acquisition, the issue of Shares for cash and the issue of Shares or a vendor consideration placing will not be regarded as a circumstance requiring adjustment under this Rule 12. 14.3(c)
12.5  The Grantor shall take such steps as it may consider reasonable and necessary to notify Participants of any adjustment made under this Rule 12 and to call in, cancel, endorse, issue or reissue any certificate consequent upon such adjustment.
13
ADMINISTRATION
13.1   Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by electronic means or post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery.
13.2  The Company may distribute to Participants copies of any notice or document normally sent by the Company to the holders of Shares.
13.3  In the case of partial exercise of an Award, the Grantor may in consequence call in, endorse, cancel and reissue, as it considers appropriate, any certificate for the balance of the Shares over which the Award was granted.
13.4  If any certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Grantor may require.
13.5   The Company shall at all times keep available for allotment unissued Shares at least sufficient to satisfy all Awards under which Shares may be subscribed or the
Grantor shall procure that sufficient Shares are available for transfer to satisfy all
Awards under which Shares may be acquired.
13.6   The Plan shall be administered by the Board. The Board shall have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt such regulations for administering the Plan and such forms of exercise as it may deem necessary or appropriate.
Decisions of the Board shall be final and binding on all parties.
13.7  The Board shall appoint a Compliance Officer as required by Section 97(1)of the
Companies Act who shall, for and on behalf of the Board, be responsible for the day to day administration of the Plan and compliance by the Company and the Board with the provisions of Section 97(2) of the said Companies Act.
13.8   The costs of introducing and administering the Plan shall be borne by the
Employers in such proportions, with reference to the Eligible Employees participating in the Plan, as the Board shall in its discretion decide.
14  ALTERATIONS
14.1   Subject to Rules 14.2 and 14.4, the Board may at any time (but only with the prior consent of the Trustees if there are subsisting Awards which they have agreed to satisfy or which will be affected by the alteration or addition) alter or add to all or any of the provisions of the Plan in any respect.

14.2 No alteration or addition shall be made under Rule 14.1 to:
14.2.1  the persons to whom Awards may be granted under the Plan; 14.1(a)
14.2.2  the limitations on the number of Shares which may be issued under the Plan;
14.1(b)
14.2.3  the individual limits on participation for each Participant in the Plan; 14.1( c)
14.2.4  the basis upon which Awards are made; 14.1(f)
14.2.5  the amount, if any, payable on grant, vesting or exercise of an Award; the basis for determining any price paid by Participants (if applicable); the period in which any such payments must be made; 14.1(d)
14.2.6  the procedure to be adopted on termination of employment or retirement of a
Participant; 14.1(h)
14.2.7  the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to the Shares and to any options (if appropriate);14.1(e)
14.2.8  the rights of Participants in the event of a variation of the share capital, change of control, reorganisation, winding up and takeover; and 14.1(g)
14.2.9  the terms of this Rule 14.2;
without the prior approval of the JSE and shareholders by ordinary resolution of 75 percent of the shareholders of the Company in general meeting, present or by proxy, excluding all the votes attached to Shares owned and controlled by persons who are existing Participants in the Plan and which have been acquired under the Plan. 14.2
14.3   Rule 14.2 shall not apply to any minor alteration or addition which is to benefit the administration of the Plan or to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for the Company, or any Subsidiary of the Company or any Participant.
14.4   No alteration or addition shall be made under Rule 14.1 which would materially abrogate or adversely affect the subsisting rights of a Participant unless it is made:

14.4.1  with the consent in writing of such number of Participants as hold Awards under the Plan to acquire 75 per cent of the Shares which would be issued or transferred if all Awards granted and subsisting under the Plan were vested or exercised; or
14.4.2  by a resolution at a meeting of Participants passed by not less than 75 per cent of the Participants who attend and vote either in person or by proxy, and for the purposes of this Rule 14.4 the provisions of the Articles of Association of the Company relating to shareholder meetings shall apply mutatis mutandis.
14.5  Notwithstanding any other provision of the Plan other than Rule 14.1 and 14.2 the
Board may, in respect of Awards granted to Eligible Employees who are or who may become subject to taxation outside South Africa on their remuneration amend or add to the provisions of the Plan and the terms of Awards as it considers necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the terms of
Awards granted to such Eligible Employees are not overall more favourable than the terms of Awards granted to other Eligible Employees.
14.6  As soon as reasonably practicable after making any alteration or addition under
Rule 14.1, the Board shall give written notice thereof to any Participant materially affected thereby.
14.7  No alteration to the Plan under this Rule 14 shall require the consent of any person unless expressly provided in the Rules.
15  LEGAL ENTITLEMENT
15.1  Nothing in the Plan or in any instrument executed pursuant to it will confer on any person any right to continue in employment, nor will it affect the right of the provider of any service relationship to terminate the employment of any person without liability at any time with or without cause, nor will it impose upon the Grantor or any other person any duty or liability whatsoever (whether in contract, delict or otherwise) in connection with:
15.1.1  the lapsing of any Award pursuant to the Plan;
15.1.2  the failure or refusal to exercise any discretion under the Plan; and/or

15.1.3  a Participant ceasing to be a person who has a service relationship for any reason whatsoever.
15.2   Awards shall not (except as may be required by taxation law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.
15.3   Any person who ceases to have the status or relationship of an employee with any
Participating Company as a result of the termination of his employment for any reason and however that termination occurs, whether lawfully or otherwise, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or employment or otherwise to any sum, damages or other benefits to compensate that person for the loss of alteration of any rights, benefits or expectations in relation to any Award, the Plan or any instrument executed pursuant to it.
15.4   The benefit of this Rule 15 is given to the Company for itself and as trustee and agent of each Group Member. To the extent that this Rule benefits any company which is not a party to the Plan, the benefit shall be held on trust and as agent by the Company for such company and the Company may, at its discretion, assign the benefit of this Rule 15 to any such company.
16  GENERAL
16.1   The Plan shall endure for an indefinite period until terminated by a resolution of the directors or a resolution of the Company in general meeting, but that termination will not affect or modify any existing rights or obligations of the Participants and the
Grantor will continue to administer the Plan for so long as it may be necessary to give affect thereto.
16.2   The Company and any Subsidiary of the Company may provide money to the
Trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 44 of the Companies Act.
16.3   The Company may require any Subsidiary to enter into such other agreement or agreements as it shall deem necessary to oblige such Subsidiary to reimburse the
Company for any other amounts paid by the Company hereunder, directly or indirectly in respect of such Subsidiary’s employees.

16.4   Nothing in the Plan shall be deemed to give any employee of any Participating
Company any right to participate in the Plan.
16.5   To the extent that the Company or a share trust established for the purpose of implementing this Plan, acquires or holds Shares for the purpose of this Plan, the voting rights attaching to such Shares shall not be taken into account at any general/ annual general meetings held by Company for any JSE resolution voting purposes. The voting rights attaching to such Shares shall also not be taken into account for the purposes of determining categorisations as detailed in Section 9 of the JSE Listing Requirements. 14.10
16.6   The Company shall disclose in its annual financial statements the number of Shares that may be utilised for purposes of the Plan at the beginning of the accounting period and changes in such number during the accounting period and the balance of securities available for utilisation for purposes of the Plan at the end of the accounting period. 14.8
16.7   The Company will ensure compliance with paragraphs 3.63-3.74 (directors dealings) of the JSE Listings Requirements in terms of share dealings by the
Company relating to the Plan. 14.9(d)
16.8   These Rules shall be governed by and construed in accordance with the laws of
South Africa, including conflicts of laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 09, 2013
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary